Exhibit 99.1

PRESS RELEASE

Dish TV to terminate Videocon d2h SEC registration

New Delhi, April 12, 2018: Following completion of the amalgamation of Videocon d2h Limited (“Videocon”), as transferor company, into Dish TV India Limited (“Dish TV”), as transferee company, pursuant to a scheme of arrangement approved by the Mumbai Bench of the National Company Law Tribunal on July 27, 2017, effective March 22, 2018, Dish TV automatically succeeded to Videocon’s registration under Section 12(g) and its reporting obligations under Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

Dish TV will shortly file an application with the United States Securities and Exchange Commission to terminate these U.S. registration and reporting obligations.

Dish TV’s equity shares are listed in India on the BSE Limited and the National Stock Exchange of India Limited. Application has been made for Global Depositary Shares representing Dish TV’s equity shares to be admitted to trading on the Professional Securities Market of the London Stock Exchange plc.

In connection with the amalgamation, Videocon’s American Depositary Receipt program and the related Deposit Agreement dated as of March 31, 2015, among Videocon, Deutsche Bank Trust Company Americas as depositary and the holders and beneficial owners of the American Depositary Shares evidenced by American Depositary Receipts, have been terminated.

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